

Mail Stop 7010

October 13, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Johnny Christiansen
Chief Executive Officer
IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401

      Re: **IQ Micro Inc.**
               Post-Effective Amendment No. 1 to Registration Statement on Form
               10-SB
               Filed September 28, 2006
               File No. 000-51796

Dear Mr. Christiansen:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Introductory Note, page 1</u>

1.   Please delete your reference to the Private Securities Litigation Reform Act of 1995. The safe harbors contained in the Act are not available to your company at this time. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

                                *   *   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Howard S. Burnston
        Gunster, Yoakley & Stewart, P.A.
        777 South Flagler Drive, Suite 500 East
        West Palm Beach, FL 33401